EXHIBIT 99.1

Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock

The following tables present our assets, liabilities, revenues, expenses and cash flows that are attributed to our FNF core business, known as FNF Core Operations (“we,” “our,” or "FNF Group"). The financial information in this Exhibit should be read in conjunction with our consolidated financial statements for the period ended December 31, 2015 included in this Annual Report on Form 10-K.
FNF Core Operations is comprised of three operating segments as follows:
Title
This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title related services including collection and trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty insurance. This segment also includes the transaction services business acquired from Lender Processing Services, Inc. ("LPS"), now combined with our ServiceLink business. Transaction services include other title related services used in production and management of mortgage loans, including mortgage loans that experience default.
Black Knight
This segment consists of the operations of Black Knight, which, through leading software systems and information solutions, provides mission critical technology and data and analytics services that facilitate and automate many of the business processes across the life cycle of a mortgage.
FNF Core Corporate and Other
The FNF Core Corporate and Other segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, and other smaller real estate and insurance related operations.
We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Core Operations and the FNFV Group (see Exhibit 99.2). In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNF Group, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNF Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL GROUP OPERATIONS
Balance Sheet Information
(In millions)

	December 31, 2015	December 31, 2014
	(Unaudited)
ASSETS
Investments:
Fixed maturities available for sale, at fair value, at December 31, 2015 and 2014, includes pledged fixed maturities of $342 and $353, respectively, related to secured trust deposits	$2,558	$3,025
Preferred stock available for sale, at fair value	289	223
Equity securities available for sale, at fair value	309	145
Investments in unconsolidated affiliates	125	16
Other long-term investments	78	120
Short-term investments, includes pledged short term investments of $266 and $146 at December 31, 2015 and 2014, respectively, related to secured trust deposits	790	170
Total investments	4,149	3,699
Cash and cash equivalents, at December 31, 2015 and 2014, includes pledged cash of $108 and $136, respectively, related to secured trust deposits	749	661
Trade and notes receivables, net of allowance of $31 and $32 at December 31, 2015 and December 31, 2014, respectively	453	464
Due from affiliates	10	—
Income taxes receivable	—	60
Goodwill	4,572	4,515
Prepaid expenses and other assets	551	408
Capitalized software, net	543	557
Other intangible assets, net	802	915
Title plant	395	393
Property and equipment, net	278	254
Total assets	$12,502	$11,926

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$878	$918
Income taxes payable	38	—
Deferred revenue	191	136
Reserve for title claim losses	1,583	1,621
Secured trust deposits	701	622
Notes payable	2,593	2,683
Due to affiliates	—	1
Deferred tax liability	669	673
Total liabilities	6,653	6,654
Commitments and Contingencies:
Redeemable non-controlling interest by 21% minority holder of ServiceLink Holdings, LLC as of December 31, 2015 and 33% minority holder of Black Knight Financial Services, LLC and 35% minority holder of ServiceLink Holdings, LLC as of December 31, 2014	344	715
Equity:
FNF Group common stock, $0.0001 par value; authorized 487,000,000 shares as of December 31, 2015 and 2014; outstanding of 275,781,160 and 279,443,239 as of December 31, 2015 and 2014, respectively; and issued of 282,394,970 and 279,824,125 as of December 31, 2015 and 2014, respectively	—	—
Additional paid-in capital	3,639	3,514
Retained earnings	1,377	1,060
Accumulated other comprehensive earnings	7	53
Less: treasury stock, 6,613,810 and 375,662 shares as of December 31, 2015 and December 31, 2014, respectively	(238)	(12)
Total Fidelity National Financial Group shareholders’ equity	4,785	4,615
Noncontrolling interests	720	(58)
Total equity	5,505	4,557
Total liabilities, redeemable noncontrolling interest and equity	$12,502	$11,926
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP OPERATIONS
Statements of Earnings Information
(In millions)

	Year Ended December 31,

	2015	2014
	(Unaudited)
Revenues:
Direct title insurance premiums	$2,009	$1,727
Agency title insurance premiums	2,277	1,944
Escrow, title related and other fees	3,121	2,694
Interest and investment income	121	121
Realized gains and losses, net	6	4
Total revenues	7,534	6,490
Expenses:
Personnel costs	2,514	2,370
Agent commissions	1,731	1,471
Other operating expenses	1,714	1,557
Depreciation and amortization	345	336
Claim loss expense	246	228
Interest expense	122	122
Total expenses	6,672	6,084
Earnings from continuing operations before income taxes and equity in losses of unconsolidated affiliates	862	406
Income tax expense	310	162
Earnings from continuing operations before equity in earnings of unconsolidated affiliates	552	244
Equity in earnings of unconsolidated affiliates	6	4
Net earnings from continuing operations	558	248
Loss from discontinued operations, net of tax	—	(1)
Net earnings	558	247
Less: Net earnings (loss) attributable to non-controlling interests	18	(68)
Net earnings attributable to FNF Group common shareholders	$540	$315

Earnings Per Share
Basic
Net earnings per share attributable to Old FNF common shareholders	$—	$0.37
Net earnings per share attributable to FNF Group common shareholders	$1.95	$0.77
Diluted
Net earnings per share attributable to Old FNF common shareholders	$—	$0.37
Net earnings per share attributable to FNF Group common shareholders	$1.89	$0.75
Weighted average shares outstanding Old FNF common stock, basic basis (1)	—	138
Weighted average shares outstanding Old FNF common stock, diluted basis (1)	—	142
Weighted average shares outstanding FNF Group common stock, basic basis	277	138
Weighted average shares outstanding FNF Group common stock, diluted basis	286	142

(1)
The recapitalization of our stock took place on July 1, 2014. Accordingly, the outstanding shares of Old FNF common stock are presented and used to calculate earnings per share for the first six months of the twelve months ended December 31, 2014.

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP OPERATIONS
Statement of Cash Flows Information
(In millions)

	Year Ended December 31,

	2015	2014
	(Unaudited)
Cash flows from operating activities:
Net earnings	$558	$247
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	345	336
Equity in earnings of unconsolidated affiliates	(6)	(4)
Gain on sales of investments and other assets, net	(6)	(4)
Stock-based compensation cost	47	39
Tax benefit associated with the exercise of stock options	(21)	(16)
Changes in assets and liabilities, net of effects from acquisitions:
Net increase in pledged cash, pledged investments, and secured trust deposits	(2)	—
Net decrease (increase) in trade receivables	8	(35)
Net (increase) decrease in prepaid expenses and other assets	(107)	24
Net increase (decrease) in accounts payable, accrued liabilities, deferred revenue and other	9	(130)
Net decrease in reserve for title claim losses	(38)	(67)
Net change in amount due to affiliates	(10)	(13)
Net change in income taxes	111	98
Net cash provided by operating activities	888	475
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	775	778
Proceeds from calls and maturities of investment securities available for sale	383	458
Proceeds from sale of other assets	10	4
Additions to property and equipment and capitalized software	(179)	(124)
Purchases of investment securities available for sale	(1,073)	(1,032)
Net purchases of short-term investment securities	(486)	(161)
Purchases of other long-term investments	(26)	(34)
Contributions to investments in unconsolidated affiliates	(92)	—
Distributions from investments in unconsolidated affiliates	44	7
Net other investing activities	(6)	(17)
Acquisition of Lender Processing Services, Inc., net of cash acquired	—	(2,254)
Acquisition of BPG Holdings, LLC, net of cash acquired	(43)	—
Other acquisitions/disposals of businesses, net of cash acquired	(44)	(41)
Net cash used in investing activities	(737)	(2,416)
Cash flows from financing activities:
Borrowings	1,229	1,504
Debt service payments	(1,328)	(875)
Additional investment in non-controlling interest	—	(1)
Additional investment in consolidated subsidiary	(6)	—
Proceeds from sale of 35% of Black Knight Financial Services, LLC and ServiceLink, LLC to minority interest holder	—	687
Proceeds from BKFS IPO	475	—
Dividends paid	(220)	(201)
Subsidiary dividends paid to non-controlling interest shareholders	(6)	(10)
Exercise of stock options	25	40
Equity and debt issuance costs	—	(1)
Tax benefit associated with the exercise of stock options	21	16
Distributions by BKFS to member	(17)	—
Purchases of treasury stock	(208)	—
Contributions to subsidiaries	—	(168)
Net cash (used in) provided by financing activities	(35)	991
Net increase (decrease) in cash and cash equivalents, excluding pledged cash related to secured trust deposits	116	(950)
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at beginning of period	525	1,475
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at end of period	$641	$525
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock
Period Ended December 31, 2015
(unaudited)
Note A.    Basis of Presentation
Description of the Business
FNF Group is a leading provider of (i) title insurance, escrow and other title related services, including collection and trust activities, trustee sales guarantees, recordings and reconveyances and home warranty insurance and (ii) technology and transaction services to the real estate and mortgage industries. FNF is the nation’s largest title insurance company operating through its title insurance underwriters - Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Insurance and National Title Insurance of New York Inc. - that collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services including title-related services and facilitation of production and management of mortgage loans. FNF also provides industry-leading mortgage technology solutions, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiary, Black Knight Financial Services, Inc. ("Black Knight").
Recent Developments
On January 20, 2016, we entered into two interest rate swap agreements to hedge forecasted monthly interest rate payments on $400.0 million of our floating rate debt ($200.0 million notional value each) (the “Swap Agreements”). The Swap Agreements have been designated as cash flow hedging instruments. Under the terms of the Swap Agreements, we receive payments based on the 1-month LIBOR rate and pay a weighted average fixed rate of 1.01%. The effective term for the Swap Agreements is February 1, 2016 through January 31, 2019.
On July 20, 2015, we completed the recapitalization of ServiceLink Holdings, LLC through a conversion (the "ServiceLink Conversion") of $505 million of the $566 million aggregate preference amount associated with its Class A1 participating preferred units into slightly more than 67.3 million Class A common units. As a result of the ServiceLink Conversion, our ownership percentage in ServiceLink Holdings, LLC increased from 65% to 79%.
On July 20, 2015, our Board of Directors approved a new FNF Group three-year stock repurchase program, effective August 1, 2015, under which we may repurchase up to 25 million shares of FNF Group common stock. Purchases may be made from time to time by us in the open market at prevailing market prices or in privately negotiated transactions through July 31, 2018.
On May 29, 2015, Black Knight completed a redemption (the "Redemption") of $205 million in aggregate principal of its senior notes ("Black Knight Senior Notes") at a price of 105.750%. Black Knight incurred a charge on the Redemption of $12 million and also reduced the bond premium by $7 million for the portion of the premium that relates to the redeemed Black Knight Senior Notes, resulting in a net charge on the Redemption of $5 million. Following the Redemption, $390 million in aggregate principal of Black Knight Senior Notes remained outstanding.
On May 27, 2015, Black Knight InfoServ, LLC (“BKIS”), a subsidiary of Black Knight, entered into a credit and guaranty agreement (the “BKIS Credit Agreement”) with an aggregate borrowing capacity of $1.6 billion, dated as of May 27, 2015, with JPMorgan Chase Bank, N.A. as administrative agent, the guarantors party thereto, the other agents party thereto and the lenders party thereto. FNF is not a party to and does not provide any guaranty or stock pledge under the BKIS Credit Agreement.
On May 27, 2015, we entered into an amendment to our existing $800 million third amended and restated credit agreement (as previously amended, the “Existing Revolving Credit Agreement”), dated as of June 25, 2013, with Bank of America, N.A., as administrative agent, the other agents party thereto and the financial institutions party thereto as lenders (the “FNF Amended Revolving Credit Agreement”). Among other changes, the FNF Amended Revolving Credit Agreement amends the Existing Revolving Credit Agreement to permit FNF and its subsidiaries to incur the indebtedness and liens in connection with the BKIS Credit Agreement.
On May 26, 2015, Black Knight closed its initial public offering ("IPO") of 20,700,000 shares of Class A common stock at a price to the public of $24.50 per share, which included 2,700,000 shares of Class A common stock issued upon the exercise in full of the underwriters' option to purchase additional shares. Black Knight received net proceeds of $475 million from the offering, after deduction of underwriter discount and expenses. In connection with the IPO, Black Knight amended and restated its certificate of incorporation to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock, which will generally vote together as a single class on all matters submitted for a vote to stockholders. As a result, Black Knight issued shares of Class B common stock to us, and certain Thomas H. Lee Partners affiliates, as the holders of membership interests in Black Knight Financial Services, LLC ("BKFS Operating, LLC") prior to the IPO. Class B common stock is not publicly traded and does not entitle the holders thereof to any of the economic rights, including rights to dividends and distributions upon liquidation that would be provided to holders of Class A common stock. Prior to the IPO, we owned 67% of the membership interests in BKFS

Operating, LLC. Following the IPO, we owned 55% of the outstanding shares of Black Knight in the form of Class B common stock, with a corresponding ownership interest in BKFS Operating, LLC.
EPS
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.